Exhibit 99.1

Los Angeles Times 1/24/2005

CEO Sees Blockbuster Becoming Multifaceted Operation

John Antioco wants the video chain to expand the home entertainment services it offers to remain competitive.

By Lorenza Muñoz, Times Staff Writer

OK, so Blockbuster Inc. ditched the late fees. Now what?

Plenty, according to John Antioco, the video rental chain’s chairman and chief executive.

Although Blockbuster has been struggling to compete against big retailers like Target Corp. and Wal-Mart Stores Inc. and online challenger Netflix Inc., it’s still the world’s largest renter of video tapes, DVDs and video games. And Antioco is convinced the bricks-and-mortar rental store isn’t a relic. He just envisions sweeping changes so that the company doesn’t become one.

Antioco, 56, who was CEO of Yum Brands Inc.’s Taco Bell unit before joining Blockbuster eight years ago, wants your neighborhood Blockbuster to become the all-encompassing home entertainment retail-rental shop. So far, the chain has expanded its video game inventory, launched an online rental service and taken other steps.

It hasn’t achieved one key goal: to buy its main rival, Hollywood Entertainment Corp. In fact, Blockbuster’s recent threat of a hostile takeover prompted the Hollywood Entertainment board to make a deal with the industry’s No. 3, Movie Gallery Inc.

That doesn’t mean Dallas-based Blockbuster will give up, Antioco said when he sat down to talk about the company, the industry and the future.

Question: Would you agree with analysts and competitors who say the video store is going the way of the dinosaur?

Answer: The video store being a dinosaur is not new — people have been saying that since the beginning of Blockbuster dating back to the late ‘80s. We are doing more to evolve now and provide the services people want than ever before in our history. But we are not just relying on the store. We have a growing online video business Video rental is still the most popular way for American people to watch movies. In transactions, it is the highest form of entertainment.

Q: Would the model be more similar to European video vending machines available in grocery stores and heavy-traffic areas?

A: We have been experimenting with video vending for the past 10 years But it’s a tough business model…. We are not expanding our video vending. If the dynamics change in video vending and it catches on, a Blockbuster vending machine would have more appeal than a generic version.

Q: Does the video rental model have to change?

A: Yes. We still want to maintain our core value, but we have to do it differently and do more stuff than we used to do. At our stores you go to rent, buy, trade a game or a movie and pay by the day, month, do it online do it in-store. Right now, we are somewhere in the midst of that transition. And we are looking at what point it is appropriate for Blockbuster to go on video on demand.

Q: Why is it so important for you to acquire Hollywood Video?

A: It’s a great deal. It would be an opportunity for us to greatly expand our presence — with 2,000 more points of distribution. [Video rental] is the business we have chosen. And the financial merits of the deal would be very significant. We are hopeful that we are able to do it. If we are able to do it, then we would consider keeping the brand name and expanding selection. We could take 1,000 stores [to expand movie selection], and those would be the Hollywood stores.

Q: Why do you think they are so aggressively opposing your purchase of them?

A: It’s hard to tell. They did a deal with Leonard Green that they agreed to some fairly onerous restrictions when they thought that was the only game in town. Once they got locked into that trap, it was hard to get out of it. We don’t know what the motivation of the board is. We didn’t know if it was going to be a fair process…. We are continuing to pursue regulatory approval. And we may make a bid.

Q: Fast-forward five years. Where will Blockbuster be?

A: My guess is that we will be performing the same service but in additional ways. It has yet to be determined what they are. But we have a brand that stands for movies at home that has been expanded to include new ways to give movies at home. We will be continuing to build on that on a worldwide basis. There are other ways that the brand could be expanded, like VOD [video on demand]. Our database includes roughly 60 million worldwide family accounts.

We have a relationship with tens of millions of people worldwide and relationships with studios and content owners. All of that should make sense for an alternative delivery of the movies. A branded VOD service could generate more revenues than someone who doesn’t have all those capabilities. There isn’t a model today…. There’s Movie Link and CinemaNow, but neither business makes money…. I wouldn’t be surprised to have us have downloading services from Blockbuster.com in a year.